                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                  (Mark One):

       [X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
           For the fiscal year ended December 31, 2002.
                                     -----------------

                                    OR

       [ ] TRANSITION REPORT PURSUANT TO SECTION 15 [d] OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
           For the transition period from __________ to _________


           Commission file number     1-10890
                                 ------------



              HORACE MANN SUPPLEMENTAL RETIREMENT AND SAVINGS PLAN
                            (Full title of the Plan)


                        HORACE MANN EDUCATORS CORPORATION

                1 Horace Mann Plaza, Springfield, Illinois 62715
               Registrant's telephone number, including area code:
                                (217) 789 - 2500
                 (Name, Address and Telephone Number of Issuer)

                              REQUIRED INFORMATION


Financial Statements:

Item 4. In lieu of the requirements of Items 1-3, audited statements and schedule are prepared in accordance with the requirements of ERISA for the Plan's fiscal years ended December 31, 2002 and 2001 are presented on pages 2 through 12.

Financial Statements and Supplemental Schedule

Horace Mann Service Corporation
Supplemental Retirement and Savings Plan

Years ended December 31, 2002 and 2001
with Report of Independent Auditors

                            Horace Mann Supplemental
                           Retirement and Savings Plan

                              Financial Statements
                            and Supplemental Schedule


                     Years ended December 31, 2002 and 2001



                                    Contents

Report of Independent Auditors .....................................................     1

Financial Statements

Statements of Net Assets Available for Benefits ....................................     2
Statements of Changes in Net Assets Available for Benefits .........................     3
Notes to Financial Statements ......................................................     4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) .....................    12

                         Report of Independent Auditors

Pension Committee and The Board of Directors
Horace Mann Educators Corporation

We have audited the accompanying statements of net assets available for benefits of Horace Mann Supplemental Retirement and Savings Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


May 16, 2003

              Horace Mann Supplemental Retirement and Savings Plan

                 Statements of Net Assets Available for Benefits

                                                                                December 31
                                                                           2002              2001
                                                                        -------------------------------
  Assets
  Investments:
   Group Annuity contract
    Equity securities                                                     $26,589,916       $35,075,088
    Fixed income securities                                                 8,695,259        10,386,614
    Fixed fund, at contract value                                          38,025,921        36,447,269
    Horace Mann Educators Corporation Common Stock,
      at fair value (cost $9,177,839 in 2002, $9,372,748
      in 2001)                                                              7,480,316        10,279,600
     Participant loans                                                        798,517                 -
  Cash                                                                        160,636                 -
                                                                        -------------------------------

     Total assets                                                          81,750,565        92,188,571

  Liabilities
    Accrued administrative expenses                                            12,412                 -
                                                                        -------------------------------

  Net assets available for benefits                                       $81,738,153       $92,188,571
                                                                        ===============================


See accompanying notes to financial statements.

              Horace Mann Supplemental Retirement and Savings Plan

           Statements of Changes in Net Assets Available for Benefits

                                                             Year ended December 31
                                                             2002              2001
                                                       --------------------------------
 Additions
 Investment income (loss):
    Net realized and unrealized
      depreciation of investments                        $(10,953,263)    $ (4,507,978)
    Interest                                                2,084,571        2,001,458
    Participant loan interest income                            4,702                -
                                                       -------------------------------
                                                           (8,863,990)      (2,506,520)
 Contributions:
    Employer                                                3,470,577        2,301,217
    Employee                                                5,923,623        6,266,060
                                                       -------------------------------
 Total additions                                              530,210        6,060,757

 Deductions
 Withdrawals by participants                              (10,658,688)      (9,082,208)
 Administrative fees                                         (321,940)        (240,327)
                                                       -------------------------------
 Total deductions                                         (10,980,628)      (9,322,535)
                                                       -------------------------------
 Net decrease                                             (10,450,418)      (3,261,778)

 Net assets available for benefits
 Beginning of year                                         92,188,571       95,450,349
                                                       -------------------------------
 End of year                                             $ 81,738,153     $ 92,188,571
                                                       ===============================


See accompanying notes to financial statements.

              Horace Mann Supplemental Retirement and Savings Plan

                          Notes to Financial Statements

                                December 31, 2002

1.  General Plan Information

Description of the Plan

The Horace Mann Supplemental Retirement and Savings Plan (the Plan) is sponsored by Horace Mann Service Corporation (HMSC) which is a wholly owned subsidiary of Horace Mann Educators Corporation (HMEC, HMSC and HMEC, collectively referred to as the Company). The following brief description of the Plan is provided for general information purposes. Readers should refer to the actual Plan Document or the employee Summary Plan Description entitled for additional information.

The Plan is a defined-contribution plan covering all employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions and Vesting

Participating employees may contribute up to 20% of eligible compensation, including salary, overtime, commissions, and certain incentive bonuses on a before-tax basis to one or more of twenty available investment funds. Prior to April 1, 2002, participants were able to contribute 10% of eligible compensation.

Participating employees who reached age 50 or older during the 2002 Plan year had the opportunity to make pre-tax-catch-up contributions subject to federal limits.

Prior to January 1, 2002, the Company contributed an amount equal to 50% of the first 6% of eligible compensation contributed by participating employees. Employer contributions and earnings thereon vested 20% for each year of service, with full vesting occurring after five years of service. In addition, employer contributions generally become fully vested in the event of disability or death. Forfeitures of nonvested employer contributions serve to reduce future Company matching contributions. Participant contributions and earnings thereon are fully vested at all times. Effective January 1, 2002, an automatic 3% Company contribution replaced the 50% Company match of the first 6% contributed. The 3% Companycontribution is 100% vested at the time the contribution is made and is participant-directed.Company match contributions made prior to January 1, 2002, will continue to vest at the rate of 20% per year of service.

In accordance with the Omnibus Budget Reconciliation Act of 1993, eligible compensation for purposes of contributions were limited to $200,000 and $170,000 in 2002 and 2001, respectively. Prior to January 1, 2002, highly compensated employees were limited to 6% participant contributions and 3% Company matching contributions. However, effective January 1, 2002, with the adoption of the Company's "safe harbor" contribution, highly compensated employees may contribute up to 20% of eligible compensation.

              Horace Mann Supplemental Retirement and Savings Plan

Participant Accounts and Benefits

Each participant's account is credited with the participant's contribution, the Company's contribution, and an allocation of Plan investment earnings and charged with an allocation of administrative expenses. The benefit to which a given participant is entitled is the benefit that can be provided from that participant's vested account. A participant subaccount is maintained in each of the investment funds in which a participant chooses to invest. There were 2,612 and 2,160 participants at December 31, 2002 and 2001, respectively. At December 31, 2002 and 2001, the number of participants' subaccounts in the respective investment funds were as follows:

                                                               2002     2001
                                                             -----------------
HMLIC Mutual Funds

     Equity Fund                                               1,073    1,234
     Balanced Fund                                               738      841
     Small Cap Growth Fund                                       802      956
     Socially Responsible Fund                                   583      689
     International Equity Fund                                   644      793
     Income Fund                                                 279      221
     Short-Term Investment Fund                                  117      100

Other Mutual Funds

     Wilshire Large Company Growth Portfolio                     377      335
     Wilshire 5000 Index Portfolio                               333      391
     T. Rowe Price Small Cap Value Fund                          331      190
     Fidelity VIP Mid Cap Growth Portfolio                       273      185
     Strong Opportunity Fund II                                  206      153
     Fidelity VIP Growth Portfolio                               224      169
     T. Rowe Price Small Cap Stock Fund                          269      167
     Putnam VT Vista Fund                                        131      110
     Davis Value Portfolio                                        93       76
     J.P. Morgan U.S. Disciplined Equity Portfolio                79       58
     Fidelity VIP Overseas  Portfolio                             83       56

Horace Mann Fixed Fund                                         2,273    1,214
HMEC Common Stock Fund                                           845      914

              Horace Mann Supplemental Retirement and Savings Plan

Trust Agreement

All plan assets are in a Master Trust held by The Northern Trust Quantitative Advisors, Inc. The Master Trust also includes the assets of the HMSC Money Purchase Pension Plan. The assets of the Plan represent 44% of the total assets in the Master Trust. The assets of the Plan are participant-directed investments and are deposited in a Horace Mann Life Insurance (HMLIC) Group Annuity Contract (Fixed and Separate Accounts) or an HMEC Common Stock Fund. Investments are available through the HMLIC Group Annuity Contract Separate Account that consists of any of seven Horace Mann Mutual Funds, the Wilshire Large Company Growth Portfolio and the Wilshire 5000 Index portfolio (collectively the Wilshire Funds), the Fidelity VIP Mid Cap Growth Portfolio, the Fidelity VIP Growth Portfolio, the Fidelity VIP Overseas Portfolio (collectively the "Fidelity Funds"), T. Rowe Price Small Cap Stock Fund and the T. Rowe Price Small Cap Value Fund, the Davis Value Portfolio, the Strong Opportunity Fund II, the J.P. Morgan U.S. Disciplined Equity Portfolio, the Putnam VT Vista Fund.

Transfers and Withdrawals

Participants may transfer all or a portion of their account balance between the various investment funds on a daily basis. Participant withdrawals (as allowed under the Plan) are permitted on a weekly basis.

Loans

Effective October 1, 2002, participants may borrow a minimum of $1,000 up to a maximum of 50% of their vested account balance, but no more than $50,000. The minimum term for a loan is 12 months and the maximum is 60 months (180 months for primary residence loans). Participants may have up to two active loans at one time. A $65 loan administration fee is deducted from the participant's loan proceeds. Loans totaling $798,517 from 104 active participants were outstanding at December 31, 2002. 5.75% interest was charged on participant loans.

Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants become fully vested in the Company's pre-January 1, 2002 matching contributions and related investment earnings.

2.  Investments

HMLIC Group Annuity Contract - (Fixed and Separate Accounts)

Fixed Account

Within the HMLIC Group Annuity Contract plan participants may invest in a fixed interest rate fund. Plan assets invested in this contract are guaranteed by HMLIC and, as a result, are presented in the financial

              Horace Mann Supplemental Retirement and Savings Plan statements at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals by participants. The fair value of the group annuity contract is approximately equal to contract value.

The actual credited interest rate on the group annuity contract was 5.00% and 5.25% for the years ended December 31, 2002 and 2001, respectively.

The minimum guaranteed annual interest rate per the group annuity contract is 4.5%. The actual credited interest rate may be reset by HMLIC with 30 days advance notice, but is generally changed once at the beginning of each Plan year. On November 1, 2002, the credited interest rate was changed from 5.25% to 5.00%. Beginning January 1, 2003 the actual crediting rate was continued at 5.00%, until March 1, 2003. The actual crediting rate on March 1, 2003 was changed to 4.75%.

Separate Account

Within the HMLIC Group Annuity Contract, a separate account is available for the purpose of separately investing Plan assets in one or more of seven HMLIC mutual funds, (Equity Fund, Balanced Fund, Small Cap Growth Fund, Socially Responsible Fund, International Equity Fund, Income Fund, and Short-Term Investment Fund) and eleven additional mutual fund options including the Wilshire Funds, the Fidelity Funds, T. Rowe Price Small Cap Stock Fund and the T. Rowe Price Small Cap Value Fund, the Davis Value Portfolio, the Strong Opportunity Fund II, the J.P. Morgan U.S. Disciplined Equity Portfolio, and the Putnam VT Vista Fund.

The investments in mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The investments of the underlying mutual funds are primarily common stocks, U.S. government and corporate bonds, and short-term commercial paper. The common stocks and bonds are presented at fair value, based on quoted market prices, and the short-term commercial paper is presented at cost, which approximates fair value.

The following presents investments that represent 5 percent or more of the Plan's net assets:

                                                                  December 31
                                                            2002               2001
                                                       ---------------------------------
Equity Fund                                              $10,921,692       $15,559,955
Balanced Fund                                              7,487,099         9,535,942
Small Cap Growth Fund                                              -         4,948,649
HMLIC group annuity contract - Fixed Account              38,025,921        36,447,269
Horace Mann Educators Corporation common stock             7,480,316        10,279,600

              Horace Mann Supplemental Retirement and Savings Plan

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value during 2002 and 2001 as follows:

                                      Net Realized and Unrealized Depreciation
                                            in Fair Value of Investments
                                             2002                    2001
Mutual funds                           $ (8,244,116)             $(3,493,605)
Common stock                             (2,709,147)                (168,236)
                                      ----------------------------------------
Total                                  $(10,953,263)             $(3,661,841)
                                      ========================================

Total annual returns for each of the mutual funds were as follows:

                                                          Annual Investment Returns
                                        ------------------------------------------------------------
                                                                                  Period ended
                                                     1 Year                     December 31, 2002
                                        ------------------------------------------------------------
                                               2002          2001            5 year          10 year
                                        ------------------------------------------------------------
    HMLIC Mutual Funds:
 Equity Fund                                  (19.43)%       (5.41)%         (5.04)%          7.45%
 Balanced Fund                                 (8.27)         0.12           (0.01)           8.05
 Small Cap Growth Fund                        (38.93)       (30.70)          (7.05)              -
 Socially Responsible Fund                    (13.48)        (8.47)           (.76)              -
 International Equity Fund                    (20.99)       (27.29)          (2.81)              -
 Income Fund                                    9.20          7.53            6.61            7.31
 Short-Term Investment Fund                     1.72          3.86            4.48            4.75

 Other Mutual Funds
 Wilshire Large Company
   Growth Portfolio                           (21.73)       (16.62)              -               -
 Wilshire 5000 Index Portfolio                (21.35)       (11.50)              -               -
 T. Rowe Price Small Cap Value Fund            (2.04)       (21.84)              -               -
 Fidelity VIP Mid Cap Portfolio               (10.03)        (3.49)              -               -
 Strong Opportunity Fund II                   (26.82)        (3.92)              -               -
 Fidelity VIP Growth Portfolio                (16.84)       (17.85)              -               -
 T. Rowe Price Small Cap Stock
   Fund                                       (14.41)         6.60               -               -
 Putnam VT Vista Fund                         (30.58)       (33.53)              -               -
 Davis Value Portfolio                        (16.26)       (10.38)              -               -
 J.P. Morgan U.S. Disciplined Equity
      Portfolio                               (24.62)       (11.92)              -               -
 Fidelity VIP Overseas Portfolio              (20.45)       (21.15)              -               -

              Horace Mann Supplemental Retirement and Savings Plan

The composition of the underlying investments in each of the mutual funds at December 31, 2002 and 2001, was as follows:

                                                                  2002     2001
                                                                 ---------------
 Equity Fund:
    Common and preferred stock                                       99%     99%
    Cash and short-term investments                                   1       1

 Balanced Fund:
    Equity Fund                                                      60      62
    Income Fund                                                      40      38

 Small Cap Growth Fund:
    Common stock                                                     98      96
    Cash and short-term investments                                   2       4

 Socially Responsible Fund:
    Common and preferred stock                                       98      97
    Cash and short-term investments                                   2       3

 International Equity Fund:
    Common and preferred stock                                       98      95
    Cash and short-term investments                                   2       5

 Income Fund:
    U.S. and foreign government and agency obligations               50      62
    Corporate bonds/notes                                            46      38
    Cash and short-term investments                                   4       -

 Short-Term Investment Fund:
    U.S. and foreign government and agency obligations               43      92
    Repurchase agreements                                            48       -
    Cash and short-term investments                                   9       8

 Wilshire Large Company Growth Portfolio:
    Common and preferred stocks                                     100     100

 T. Rowe Price Small Cap Value Fund:
    Common and preferred stocks                                     100     100

              Horace Mann Supplemental Retirement and Savings Plan

                                                                2002     2001
                                                               ---------------

 Wilshire 5000 Index Portfolio:
    Common and preferred stocks                                   100%    100%

 Fidelity VIP Mid Cap Portfolio:
    Common and preferred stocks                                   100     100

 T. Rowe Price Small Cap Stock Fund:
    Common and preferred stocks                                   100     100

 Fidelity VIP Growth Portfolio:
    Common and preferred stocks                                   100     100

 Strong Opportunity Fund II:
    Common and preferred stocks                                   100     100

 Putnam VT Vista Fund:
    Common and preferred stocks                                    97      97
     Short-term investments                                         3       3

 Davis Value Portfolio:
    Common and preferred stocks                                   100     100

 Fidelity VIP Overseas Portfolio
    Common and preferred stocks                                   100     100

 J.P. Morgan U.S. Disciplined Equity Portfolio:
    Common and preferred stocks                                   100     100


HMEC Common Stock Fund

The Plan's HMEC Common Stock Fund at December 31, 2002 and 2001, consisted of a pooled investment in 487,953 shares and 484,430 shares, respectively, of HMEC common stock, which is traded on the New York Stock Exchange under the symbol HMN. This investment is presented in the financial statements at fair value with a quoted market price of $15.33 and $21.22 per share, respectively.

Total annual returns for investments in the HMEC Common Stock Fund were as follows:

                            Annual Investment Returns
                -------------------------------------------------
                     1 Year                     Since inception
                -----------------------------
                      2002           2001       (November 1991)
                -----------------------------  ------------------

                    (26.06)%         1.5%                  6.47%

              Horace Mann Supplemental Retirement and Savings Plan

3.  Administrative Expenses

The Plan pays for its own administrative fees, consisting primarily of trustee, audit, and legal fees. All investment fees have been included in the quarterly performance gains or losses reported for individual Plan funds.

4.  Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service
(IRS) dated May 17, 1994, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code"), and therefore, the related trust is exempt from taxation. On February 28, 2002, the Plan was amended and restated to conform with the plan changes effective January 1, 2002, the series of tax acts collectively referred to as "GUST" and the Economic Growth and Tax Relief Reconciliation Act (EGTRRA), and submitted to the IRS for favorable determination. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

                              Supplemental Schedule

EIN:  37-0972590
Plan: 004

              Horace Mann Supplemental Retirement and Savings Plan
         Schedule H, Line 4i - Schedule of Assets (Held at End or Year)
                                December 31, 2002

      Number
     of Shares                                                                              Contract or
     or Units              Description of Investment                        Cost             Fair Value
--------------------------------------------------------------------------------------------------------
                   Separate Account - Horace Mann Mutual
                      Funds*:

         676,941        Equity Fund                                     $15,117,102         $10,921,692
         461,813        Balanced Fund                                     8,255,547           7,487,099
         364,405        Small Cap Growth Fund                             5,281,554           2,751,946
         227,665        Socially Responsible Fund                         2,992,767           2,743,183
         241,035        International Equity Fund                         3,269,527           2,027,009
          64,472        Income Fund                                         930,345           1,021,668
          16,659        Short-Term Investment Fund                          182,496             186,492
                                                                       --------------------------------
                   Total separate account - Horace Mann
                      Mutual Funds                                       36,029,338          27,139,089

                   Other Mutual Funds:
          64,274   Wilshire Large Company Growth Portfolio                3,234,497           1,563,457
          61,850   T. Rowe Price Small Cap Value Fund                     1,615,561           1,558,162
         208,230   Wilshire 5000 Index Portfolio                          1,888,376           1,533,570
          53,420   Fidelity VIP Mid Cap Portfolio                         1,013,034             943,026
          26,900   T. Rowe Price Small Cap Stock Fund                       714,258             653,498
          23,230   Fidelity VIP Growth Portfolio                            752,657             580,755
          27,512   Strong Opportunity Fund II                               675,077             535,681
          27,842   Putnam VT Vista Fund                                     320,427             251,810
          26,696   Davis Value Portfolio                                    255,225             224,499
          13,110   Fidelity VIP Overseas Portfolio                          212,665             164,369
          13,815   J.P. Morgan U.S. Disciplined Equity Portfolio            166,698             137,259
                                                                       --------------------------------

                   Total other mutual funds                              10,848,475           8,146,086

             N/A   HMLIC Fixed Account*                                  38,025,921          38,025,921

         487,953   Horace Mann Educators Corporation Common Stock*        9,177,839           7,480,316
                   Participant loans                                              -             798,517
                                                                       --------------------------------
                                                                        $94,081,573         $81,589,929
                                                                       ================================

*Represents a party in interest

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension Plan Committee of the Horace Mann Supplemental Retirement and Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date 27 June 2003                  HORACE MANN SUPPLEMENTAL RETIREMENT AND
    -----------------              SAVINGS PLAN


                                   /s/ Kathryn E. Karr
                                   -----------------------------------
                                   Kathryn E. Karr
                                   Plan Administrator
                                   Vice President,
                                   Corporate Benefits Administration